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                             November 2, 2021

       David W. Lovatt
       Chief Executive Officer
       Torque Lifestyle Brands, Inc.
       11427 West I-70 Frontage Road North
       Wheat Ridge, Colorado 80033

                                                        Re: Torque Lifestyle
Brands, Inc.
                                                            Post-Qualification
Offering Circular Amendment No. 1
                                                            Filed October 25,
2021
                                                            File No. 024-11350

       Dear Mr. Lovatt:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Post-Qualification Offering Circular Amendment No. 1

       Cover Page

   1. We note your disclosure that the offering price will be between $0.005 and $0.01 per common share. We also
note that you checked the box in Part I indicating that you do not intend to price this
offering after qualification pursuant to Rule 253(b). Please disclose throughout the offering
statement the fixed price at which the common stock will be
                                                        offered during the
duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David W. Lovatt
Torque Lifestyle Brands, Inc.
November 2, 2021
Page 2

       Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid W. Lovatt
                                                         Division of
Corporation Finance
Comapany NameTorque Lifestyle Brands, Inc.
                                                         Office of Life
Sciences
November 2, 2021 Page 2
cc:       Donnell Suares
FirstName LastName